UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEUTRAL TANDEM, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

64128B108

(CUSIP NUMBER OF CLASS OF SECURITIES)

G. EDWARD EVANS

CHIEF EXECUTIVE OFFICER

NEUTRAL TANDEM, INC.

550 WEST ADAMS STREET, 9TH FLOOR

CHICAGO, ILLINOIS 60661

TELEPHONE: (312) 384-8000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

GERALD T. NOWAK

THEODORE A. PETO

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$50,000,000	$5,805.00

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 an aggregate of up to 3,225,806 common shares of Neutral Tandem, Inc. at a purchase price of not more than $18.00 and not less than $15.50 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,805.00	Filing party:	Neutral Tandem, Inc.
Form or Registration No.:	Schedule TO (File No. 005-83603)	Date Filed:	May 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Neutral Tandem, Inc., a Delaware corporation (“Neutral Tandem” or the “Company”), on May 12, 2011 and as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on May 27, 2011 (collectively, the “Schedule TO”), in connection with Neutral Tandem’s offer to purchase, for not more than $50,000,000 cash, up to 3,225,806 shares of its common stock, par value $0.001 per share (the “Common Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $18.00 nor less than $15.50 per Common Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 12, 2011 and as amended and supplemented on May 27, 2011 (collectively, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

(b) The information set forth in the Offer to Purchase under the heading “Section 10 — Certain Information Concerning the Company — Incorporation by Reference” is hereby supplemented by adding an additional bulletpoint as follows: Form 8-K, as filed on June 9, 2011.

The information set forth in the Offer to Purchase under the heading “Section 10 — Certain Information Concerning the Company — Recent Developments” is hereby supplemented by adding an additional bulletpoint as follows: On June 9, 2011, we filed a Form 8-K disclosing updates regarding the Company’s ongoing proceeding in the United States District Court for the Northern District of Illinois and the Company’s ongoing inter partes proceeding before the United States Patent and Trademark Office.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2011

NEUTRAL TANDEM, INC.

By:	/s/ ROBERT M. JUNKROSKI
Robert M. Junkroski
Chief Financial Officer

2